Exhibit 99.1

Corporate Communications

Completion of Notes Exchange Offer by CNH Industrial Capital LLC

London, June 1, 2015

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that its wholly owned subsidiary, CNH Industrial Capital LLC, has completed its offer to exchange up to $500,000,000 in aggregate principal amount of its 3.375% Notes due 2019 that have been registered under the Securities Act of 1933, as amended, for its outstanding unregistered 3.375% Notes due 2019.

The exchange offer expired at 5:00 p.m., New York City time, on May 26, 2015. Based on the final count by the exchange agent for the exchange offer, as of 5:00 p.m., New York City time, on May 29, 2015, $494,700,000 in aggregate principal amount of the outstanding 3.375% Notes due 2019 had been tendered, representing 98.94% of the aggregate principal amount of the outstanding 3.375% Notes due 2019.

The exchange agent for the exchange offer is Wells Fargo Bank, National Association, Corporate Trust Services, Northstar East Building — 12th Floor, 608 Second Avenue South, Minneapolis, MN 55402 +1 (800) 344-5128.

For more information contact:

CNH Industrial Corporate Communications

Email: mediarelations@cnhind.com

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom